UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Denali Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G6256B106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No. G37283101

1	NAMES OF REPORTING PERSONS
Denali Capital Global Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,442,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,442,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,442,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. G37283101

1	NAMES OF REPORTING PERSONS
Jiandong Xu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,442,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,442,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,442,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1(a)	Name of Issuer:

Denali Capital Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

437 Madison Avenue, 27th Floor
New York, NY 10022
United States

Item 2(a)	Name of Person Filing:

This statement on Schedule 13G (“Statement”) is filed on behalf of each of the following persons (collectively, the “Reporting Persons”) by:

(i)	Denali Capital Global Investments LLC (the “Sponsor”), which serves as the sponsor to the Issuer; and

(ii)	Jiandong Xu (“Mr. Xu”), who serves as the manager and controlling member of the Sponsor.

This Statement relates to the Class A Ordinary Shares (as defined herein) held directly by the Sponsor and which the Sponsor has the right to acquire upon conversion of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Mr. Xu, as the controlling member of the Sponsor, may be deemed to beneficially own the Class A Ordinary Shares directly beneficially owned by the Sponsor.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Sponsor and Mr. Xu is:

c/o Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022
United States

Item 2(c)	Citizenship:

The Sponsor is a company organized under the laws of the Cayman Islands. Mr. Xu is a citizen of the United States of America.

Item 2(d)	Title and Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Shares”)

Item 2(e)	CUSIP No.:

G6256B106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 2,442,500 Class A Ordinary Shares. This amount includes: (i) 510,000 Class A Ordinary Shares underlying units that were acquired by the Sponsor in a private placement effected concurrently with the closing of the Issuer’s initial public offering (“Private Placement Units”); and (ii) 1,932,500 Class B Ordinary Shares held directly by the Sponsor, which will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. This amount excludes Class A Ordinary Shares that the Reporting Persons could acquire upon exercise of warrants underlying the Private Placement Units, because such warrants are not exercisable until the later of (i) twelve (12) months from the April 6, 2022 closing of the Issuer’s initial public offering, and (ii) thirty (30) days after the completion of the Issuer’s initial business combination, and accordingly the Reporting Persons do not currently have the right to exercise the warrants.

(b)	Percent of class:

As of December 31, 2022, the Reporting Persons may be deemed the beneficial owners of approximately 22.8% of the Class A Ordinary Shares outstanding. This percentage is based on the sum of: (i) 8,760,000 Class A Ordinary Shares outstanding as of November 15, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 16, 2022; and (ii) the 1,932,500 Class A Ordinary Shares issuable to the Reporting Persons upon conversion of the 1,932,500 Class B Ordinary Shares held directly by the Sponsor, which Class A Ordinary Shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c)	Number of shares as to which such person has:

Sponsor and Mr. Xu

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,442,500

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,442,500

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2023

DENALI CAPITAL GLOBAL INVESTMENTS LLC

By:	/s/ Jiandong Xu
	Name:	Jiandong Xu
	Title:	Manager

JIANDONG XU

/s/ Jiandong Xu

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	9

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 16, 2023

DENALI CAPITAL GLOBAL INVESTMENTS LLC

By:	/s/ Jiandong Xu
Name:	Jiandong Xu
Title:	Manager and Controlling Member of Denali Capital Global Investments LLC

JIANDONG XU

/s/ Jiandong Xu